

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications Plc.
Budapest, 1013,
Krisztina krt. 55
Hungary

Re: **Magyar Telekom Telecommunications Plc.**
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-14720

Dear Mr. Kusch:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings, except as noted in the first comment below. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc., page F-2

1. We note that you have presented consolidated statements of financial position for December 31, 2006 and December 31, 2007, which are not referenced in your auditors' report. It appears to us that all four of the statements of financial position should be covered by the auditors' report. Please ask your auditors to revise the report or advise.

Note 2.9 – Impairment of PPE and intangible assets, page F-40

2. Addressing paragraph 80(a) of IAS 36, tell us in detail how you determined each unit or group of units that represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Note 2.12.1 - Fixed line and mobile telecommunications revenues, page F-41

3. Tell us why you use the residual method to recognize revenue for all of the elements in your fixed and mobile arrangements. It is unclear to us why you cannot determine the fair value of the undelivered elements. In this regard, we note your disclosure that each of the units sometimes is sold separately.

Note 4 – Critical Accounting Estimates and Judgments, page F-57

4.2 Estimated impairment of goodwill, page F-58

4. We note that your goodwill impairment test is based on a 10-year cash flow projection. Tell us how you applied the guidance in paragraph 35 of IAS 36 in determining that the use of cash flow estimates for periods greater than five years was appropriate.

4.6 Subscriber acquisition costs, page F-60

5. We note your statements that the up-front fees collected from customers for activation or connection are recognized when the customer is connected to your fixed or mobile networks. Please describe for us in more detail the nature of these activation and connection fees and clarify your basis for recognizing these revenues up-front.

Note 31. Reportable Segments and Information About Geographical Areas, page F-105

6. We note that you have reconciled the total of your reportable segments' measures of profit or loss to operating profit. It appears that you should provide a reconciliation to profit or loss before tax expense, as described in paragraph 28(b) of IFRS 8. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director